Via Facsimile and U.S. Mail
Mail Stop 6010

April 21, 2006

Mr. James S. Tisch
President and Chief Executive Officer
Loews Corporation
667 Madison Avenue
New York, NY   10021-8087

Re: Loews Corporation
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed on March 10, 2006
     File No. 001-06541

Dear Mr. Tisch:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Critical Accounting Estimates, page 67

Reserves – Estimates and Uncertainties, page 72

1.   We believe your disclosure regarding the reserve for loss and loss adjustment
      expenses could be improved to better explain the judgments and uncertainties
      surrounding this estimate and the potential impact on your financial statements.
      Please provide to us in disclosure-type format the following:

- A description of the reserve process by tail as it appears that you apply distinctive reserve methodologies for short-tail and long-tail contracts. Your current disclosures do not appear to fully describe how the process is different (i.e. actuarial method and/or assumptions used) for the short vs. long tail business.
- Describe what types of business make up each tail.
- Describe the methodologies used to calculate and evaluate the reserves for each tail or type of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered.
- It is our understanding that included in the actuarially determined loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. It appears that as a result of a similar provision, your recorded estimates are slightly higher than the actuarially determined point estimates. Please describe how management determined its provision for uncertainty and quantify the provision for uncertainty for each period presented.
- Specify the few major assumptions identified as key in determining the reserves for each tail or type of business of those currently disclosed on page 72. These key assumptions should be the factors likely to drive the sensitivity of the loss reserve estimates disclosed on page 74.
- Discuss how each of your key assumptions has changed historically over the periods presented.
- Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
- We note your discussion of the estimated volatility in gross carried reserves by segment provided on page 74. Provide a revised quantitative and narrative discussion by tail or by type of business that links this discussion to the revised discussion of your key assumptions. We believe that disclosure that disaggregates inherently different lines or tails is more meaningful. This discussion should focus on the reasonably likely changes in those key assumptions identified above that caused management to arrive at the volatility presented.

2. It is our understanding that companies calculate the estimated ultimate unpaid liability first and then reduce that number by paid claims and by case reserves to arrive to the IBNR reserve. Please provide to us in disclosure-type format an explanation that clarifies how you develop your IBNR reserves.

Liquidity and Capital Resources, page 104

Contractual Cash Payment Obligations, page 112

3.   It does not appear that you included the interest obligations related to the debt in this table. Please provide to us in disclosure type format a revised presentation of this table that includes these interest obligations.

Consolidated Financial Statements – December 31, 2006

Note 9. Claim and Claim Adjustment Expense Reserves, page 167

2005 Net Prior Year Development, page 176

4.   We note that the amounts disclosed throughout these discussions do not appear to agree in all instances. For example, you disclose "Other" reserve development as $1,037 million in the table at the bottom of page 102. Your loss development table discloses $991 million in deficiency for the most recent year. In the first paragraph under this heading you disclose development of $807 million. The table on page 109 titled "2005 Net Prior Year Development" includes "Total 2005 unfavorable net prior year development (pretax)" of $812 million. Please provide to us an explanation in disclosure type format why these amounts vary and how they relate to each other. Further consider the need to reconcile the information included in your narrative discussion under "2005 Net Prior Year Development" on page 111 to this information in a tabular format. Where "severity" and "frequency" are referenced as the reasons for the changes, please explain in more detail the drivers that caused these two factors to change.

Other Insurance, page 178

5.   We note from your disclosures that you recorded a charge related to the commutation of a finite reinsurance contract. Please describe to us in greater detail the nature of this commuted contract and for any other finite reinsurance contracts in force during the periods presented whether commuted or not. Include whether the protection is/was prospective or retrospective, how losses attach/attached to these agreements and any other provisions in the contracts that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit achieved as a result of these contracts.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant